As filed with the Securities and Exchange Commission on December 29, 2003

Registration No. 333-108030

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELECTRONIC DATA SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	75-2548221
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5400 Legacy Drive Plano, Texas 75024-3105 (972) 604-6000	D. Gilbert Friedlander Electronic Data Systems Corporation 5400 Legacy Drive Plano, Texas 75024-3105 (972) 604-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Andrew M. Baker

Douglass M. Rayburn

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201-2980

(214) 953-6500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated December 29, 2003

PROSPECTUS

$690,000,000

ELECTRONIC DATA SYSTEMS CORPORATION

3.875% Convertible Senior Notes due 2023

and

Common Stock Issuable Upon Conversion of the Notes

This prospectus relates to $690,000,000 aggregate principal amount of our 3.875% Convertible Senior Notes due 2023 and 20,210,928 shares of our common stock, which are initially issuable upon conversion of the notes, plus an indeterminate number of shares as may become issuable upon conversion as a result of adjustments to the conversion rate in connection with a stock split, stock dividend or similar event. We originally issued and sold the notes to Citigroup Global Markets Inc. and Banc of America Securities LLC in a private placement in June 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of the notes.

The notes bear interest at the rate of 3.875% per year. Interest on the notes is payable on January 15 and July 15 of each year, beginning on January 15, 2004. Beginning with the six-month interest period commencing on July 15, 2010, we will pay contingent interest during a six-month interest period if the average trading price of a note is above a specified level during a specified period prior to such six-month interest period as described in this prospectus.

The notes are convertible by holders into shares of our common stock at an initial conversion rate of 29.2912 shares of our common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equal to an initial conversion price of $34.14 per share, under the following circumstances: (1) during any calendar quarter, if the price of our common stock issuable upon conversion reaches specified thresholds during the previous calendar quarter as described in this prospectus, (2) if we call the notes for redemption, (3) upon the occurrence of specified corporate transactions described in this prospectus or (4) during any period in which the credit ratings assigned to the notes are below the levels described in this prospectus.

The notes will mature on July 15, 2023. We may redeem some or all of the notes at any time on or after July 15, 2010. The redemption prices are described under the caption “Description of the Notes—Optional Redemption.”

The notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Holders will have the right to require us to purchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest and additional amounts, if any, on July 15, 2010, July 15, 2013 and July 15, 2018 or upon a fundamental change as described in this prospectus.

The notes will be treated as contingent payment debt instruments that will be subject to special United States federal income tax rules. For discussion of the special tax rules governing contingent payment debt instruments, see “Material United States Federal Income Tax Considerations.”

Our common stock is listed on the New York Stock Exchange and on the London Stock Exchange under the symbol “EDS.” The last reported sales price of our common stock on the New York Stock Exchange on December 26, 2003 was $24.10 per share.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of that document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site located at http://www.sec.gov. Our filings are also available free of charge from one website at www.eds.com. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We are “incorporating by reference” into this prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	our Current Reports on Form 8-K dated April 2, 2003, April 22, 2003, June 24, 2003 and June 25, 2003.

We also incorporate by reference any future filings made with the SEC (excluding those filings made under Items 9 or 12 of Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

i

You may also obtain a copy of our filings with the SEC, other than an exhibit to those filings unless we have specifically incorporated an exhibit by reference therein, at no cost, by writing to or telephoning us at the following address:

EDS Investor Relations

5400 Legacy Drive

Mailstop: H1-2D-05

Plano, Texas 75024-3105

(972) 605-8933

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus, including the information we incorporate by reference, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding estimated earnings, revenues, operating margins, cash flows, capital expenditures, restructuring charges, financing transactions, the impact of acquisitions and divestitures, the impact of certain client contracts, the impact of the adoption of accounting standards and other forward-looking financial information. In addition, we have in the past made and may in the future make other written or oral forward-looking statements, including statements regarding future operating performance, short- and long-term revenue and earnings, the timing of the revenue, earnings and cash flow impact of new and existing contracts, liquidity, the estimated future revenue from existing clients, the value of new contract signings, business pipeline and industry growth rates and our performance relative thereto. Any forward-looking statement may rely on a number of assumptions concerning future events and be subject to a number of uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements. These include, but are not limited to, the following:

•	competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins;

•	the impact of general economic and other conditions on the discretionary spending of our existing clients and our ability to obtain new business;

•	the degree to which third parties continue to outsource information technology, or IT, and business processes;

•	the performance of current and future client contracts in accordance with our cost, revenue and cash flow estimates, including our ability to achieve any operational efficiencies modeled in our estimates;

•	for contracts with U.S. federal government clients, including our Navy Marine Corps Intranet, or NMCI, contract, the government’s ability to cancel the contract or impose additional terms and conditions due to changes in government funding or deployment schedules, military action or otherwise;

•	our ability to access the capital markets, including our ability to obtain capital leases, surety bonds and letters of credit, to arrange new client supported financing transactions or similar facilities and continue to access existing facilities;

•	the impact of rating agency actions on our ability to access capital and our cost of capital as well as the impact of such actions on our agreements that contain debt rating triggers;

•	the impact of third-party benchmarking provisions in certain client contracts;

•	the impact on a historical and prospective basis of accounting rules and pronouncements;

•	the impact of claims, litigation and governmental investigations;

ii

•	the success of our strategic reorganization and cost cutting initiatives and the timing and amount of any resulting benefits;

•	the impact of acquisitions and divestitures;

•	our ability to attract and retain highly skilled personnel;

•	a reduction in the carrying value of our assets;

•	the impact of a bankruptcy or financial difficulty of a significant client on the financial and other terms of our agreements with that client;

•	the expiration or termination of a significant client contract, including our contract with the U.K. Inland Revenue and our Master Service Agreement with General Motors, or GM;

•	with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return;

•	changes in tax laws and interpretations and failure to obtain treaty relief from double taxation;

•	failure to obtain or protect intellectual property rights; and

•	fluctuations in interest rates, foreign currency and exchange rates.

When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus and the documents we have incorporated by reference. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

iii

SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus. It likely does not contain all of the information that may be important to you or that you should consider when making an investment decision. You should carefully read this entire prospectus, including “Risk Factors,” and the information we have incorporated by reference before making a decision to invest in the notes.

Unless the context requires otherwise, the terms “Electronic Data Systems,” “EDS,” “our company,” “we,” “our,” “ours” and “us” refer to Electronic Data Systems Corporation. We refer to our 3.875% Convertible Senior Notes due 2023 as the “notes,” and to our common stock, par value $0.01 per share, as the “common stock.”

Our Company

General

EDS has been a leader in the global IT services industry for over 40 years. We provide the strategies, solutions, services and products to help our clients manage the business and technology complexities of the digital economy, bringing together the world’s best technologies and processes to address our clients’ critical business imperatives.

IT Outsourcing

Our core IT outsourcing business focuses on mainframe, systems integration, data-center, help-desk, desktop and business process services in addition to applications management and development. Our services include:

•	IT Infrastructure Outsourcing. We offer comprehensive, expert management of clients’ distributed IT environments through remote monitoring and management, request management, on-site systems support and asset tracking, including managing the desktop environment for end-user communities, implementation and maintenance of desktop infrastructure, help-desk services, managing local area networks and shared systems and technology lifecycle management. We also offer a continuum of fully managed, scalable, hosting services, including assisting clients with the implementation and hosting of their enterprise packaged applications, storage related consulting, mainframe management, security and privacy services and web hosting services.

•	Business Process Outsourcing. We offer a suite of solutions for the financial, business and government markets, including financial, mortgage and consumer lending transaction processing services. We enable clients to identify, acquire, service and retain their customers through our contact center outsourcing services, supply chain logistics services and business intelligence services. Our solutions enable clients to save time, manage costs and increase payment and settlement speed and accuracy by leveraging and integrating technologies, automating manual processes and strengthening customer interaction techniques. In addition, we provide Medicare and Medicaid claims processing to the U.S. federal and state governments to help them to lower program costs while increasing efficiency and performance.

•	Applications Management and Development Services. Our services help organizations plan, develop, integrate and manage custom applications, packaged software and industry-specific solutions. We offer applications management and development services on an outsourced or out-tasked basis. Services range from outsourcing of all application development and management to implementation and management of EDS-owned or third-party industry applications. Our services are supplemented by our industry-specific applications for the communications, financial, health care and transportation industries, as well as for government clients.

•	Business Transformation Services. Our Business Transformation Services include Business Process Innovation Services and Business Acceleration Services. Our Business Process Innovation Services help clients achieve their business objectives by redesigning and transforming their people, process and performance measurement systems to effectively support their business strategies. Our Business Acceleration Services optimize business processes and deliver solutions that enable clients to quickly realize business value, generate savings and minimize implementation risk.

A.T. Kearney

A.T. Kearney, our high-value global management consultancy, provides clients with management consulting services, including strategy and organization consulting and operations and business technology consulting, as well as executive search services. A.T. Kearney serves clients through practice teams focused on major industries, including: automotive; consumer products and retail; communications, media and entertainment; financial institutions; high tech; pharmaceuticals/health care; process industries; aerospace and defense; transportation and travel; utilities; and government.

Product Lifecycle Management Solutions

Product Lifecycle Management, or PLM, Solutions is a market leader in PLM software and related services. PLM Solutions enable all of the participants involved in a company’s product lifecycle to work in concert to bring products to market and support its customer base by combining the capabilities and advantages of digital product design, simulation, manufacturing and collaboration technologies in unified software solutions that maximize the business value of the entire product lifecycle. PLM Solutions’ software and services enable companies to marshal the skills, expertise, knowledge and experience of their entire extended enterprises and apply them to every major stage in their product lifecycle to achieve competitive excellence. Our products are utilized in diverse industries including aerospace, automotive, hi-tech and machine tool. On October 13, 2003, we announced we are considering an initial public offering or private offering of a minority stake in PLM Solutions as a strategic alternative for the business.

Our principal executive offices are located at 5400 Legacy Drive, Plano, Texas 75204-3105 and our telephone number is (972) 604-6000.

SUMMARY OF THE NOTES

For a more complete description of the terms of the notes and the common stock issuable upon conversion of the notes, see “Description of the Notes” and “Description of Our Capital Stock.”

Issuer	Electronic Data Systems Corporation.

Securities Offered	$690,000,000 aggregate principal amount of 3.875% Convertible Senior Notes due 2023.

Maturity Date	July 15, 2023.

Interest Payment Date	3.875% per year on the principal amount, payable semiannually in arrears on each January 15 and July 15, beginning January 15, 2004. We will also pay contingent interest and additional amounts on the notes under the circumstances described in this prospectus.

Ranking	The notes are unsecured and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. The notes are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

Contingent Interest	We will make additional payments of interest, referred to in this prospectus as “contingent interest,” during any six-month period from July 15 to January 14 or from January 15 to July 14 commencing on or after July 15, 2010 for which the average trading price of the notes for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the notes as of the day immediately preceding the first day of the applicable six-month interest period. The amount of contingent interest payable per note in respect of any six-month interest period will be equal to 0.25% of the average trading price of a note for the applicable five trading day reference period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant six-month interest period. For more information about contingent interest, see “Description of the Notes—Contingent Interest.”

Conversion Rights	Holders may convert their notes into shares of our common stock under any of the following circumstances:

(1)    during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% or, following July 15, 2010, 110% of the conversion price per share of our common stock on such last trading day; or

(2) if the notes have been called for redemption;

(3) upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions;” or

(4)    during any period in which the credit ratings assigned to the notes by either Moody’s Investor Services, Inc. or Standard & Poor’s Rating Services is lower than Ba2 or BB, respectively, or the notes are no longer rated by at least one of these rating services or their successors.

For each $1,000 principal amount of notes surrendered for conversion, you will receive 29.2912 shares of our common stock. This represents an initial conversion price of $34.14 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued and unpaid interest. Except as otherwise described in this prospectus, you will not receive any payment representing accrued and unpaid interest upon conversion of an note; however, we will continue to pay additional amounts, if any, on the notes and the common stock issued upon conversion thereof to the holder in accordance with the registration rights agreement. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

Optional Redemption	Prior to July 15, 2010, the notes will not be redeemable. On or after July 15, 2010, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee under the indenture under which the notes will be issued, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest and additional amount owed, if any, to the redemption date. See “Description of the Notes—Optional Redemption.”

Purchase of Notes by Us at the Option of the Holder

Holders have the right to require us to purchase all or any portion of the notes for cash on July 15, 2010, July 15, 2013 and July 15, 2018. In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest, if any, and any additional amounts owed, if any, to such purchase date. See “Description of the Notes—Purchase of Notes by Us at the Option of the Holder.”

Fundamental Change	If we undergo a Fundamental Change (as defined under “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder”) prior to July 15, 2010, holders have the right, at their option, to require us to purchase for cash all of their notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest, if any, and additional amounts owed, if any, to the Fundamental Change purchase date. See “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Significant Covenants

The notes have been issued under an indenture containing certain restrictive covenants for your benefit. The covenants, which are described under “Description of the Notes,” restrict our ability, with certain exceptions, to:

•      incur certain debt secured by liens;

•      engage in certain sale and leaseback transactions; and

•      merge, consolidate or transfer substantially all of our assets.

Use of Proceeds	We will not receive any proceeds from the sale by the selling security holders of the notes or the common stock issuable upon conversion thereof. See “Use of Proceeds.”

Trustee, Paying Agent and Conversion Agent	JPMorgan Chase Bank.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” before deciding whether to invest in the notes.

U.S. Federal Income Tax Considerations	We and each holder agree in the indenture to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. As a holder of notes, you will agree to accrue original issue discount on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, 5.8% compounded semiannually, even though the notes will have a significantly lower stated yield to maturity. You will recognize taxable income in each year significantly in excess of interest payments (whether fixed or contingent) actually received that year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or redemption of the notes. In the case of a conversion, this gain will be measured by the fair market value of the stock received. A summary of the United States federal income tax consequences of ownership of the notes and our common stock is described in this prospectus under the heading “Material United States Federal Income Tax Considerations.” Owners of the notes should consult their tax advisors as to the United States federal, state, local, or other tax consequences of acquiring, owning and disposing of the notes and our common stock.

Governing Law	The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. No assurance can be given as to the development or liquidity of any trading market for the notes. Our common stock is listed on the New York Stock Exchange and on the London Stock Exchange under the symbol “EDS.”

RISK FACTORS

In considering whether to purchase the notes, you should carefully consider the risks described below and the other information we have included or incorporated by reference in this prospectus.

Risks Related to Our Business

Further downgrades of our ratings could adversely affect us and the trading prices of the notes and our common stock.

On June 20, 2003, Standard & Poor’s Ratings Services downgraded our long-term credit rating to BBB and our short-term rating to A-3, each with a negative outlook. On June 24, 2003, Moody’s Investor Services, Inc. downgraded our long-term credit rating to Baa3 and our short-term rating to Not Prime, each with a negative outlook, and Fitch Ratings downgraded our long-term credit rating to BBB and our short-term rating to F3, each with a stable outlook. These credit rating agencies could take further adverse actions with respect to our ratings. In addition, a negative change in our credit rating could have an adverse effect on the market price of the notes and our common stock, could adversely affect our ability to access capital and could result in an increase in the interest rates payable under future indebtedness. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 for a discussion of certain of our financing arrangements that contain debt rating triggers or requirements.

An ongoing SEC investigation could adversely affect us or the market value of the notes and our common stock.

The staff of the Securities and Exchange Commission has been conducting a formal investigation initially relating to our purchase and settlement of forward contracts related to our common stock and events leading up to our third quarter 2002 earnings guidance announcement. Following our announcement that we recognized a $334 million loss on our NMCI contract in the first quarter of 2003, the SEC staff also requested certain documents related to that contract. In addition, the SEC staff has requested certain documents related to customer contracts that contain prepayment provisions. We will continue to cooperate with the SEC staff in its investigation, but we are unable to predict the outcome of the investigation or any action that the SEC might take, including the imposition of fines and penalties, or other available remedies. Any adverse development in connection with the investigation, including any expansion of the scope of the investigation, could have a material adverse effect on us, including diverting the efforts and attention of our management team from our business operations, and could negatively impact the market value of the notes and our common stock.

Pending litigation could have a material adverse effect on our liquidity and financial condition.

We and certain of our former directors and officers are defendants in numerous purported shareholder class action suits filed from September through December 2002 in response to our September 18, 2002 earnings pre-announcement, publicity about certain equity hedging transactions that we had entered into, and the subsequent drop in the price of our common stock. In addition, five purported class action suits have been filed on behalf of participants in the EDS 401(k) Plan, against us, certain of our current and former officers and, in some cases, our directors. Our motions to centralize all of the foregoing cases have been granted. In July 2003, an amended consolidated complaint was filed with respect to the consolidated litigation. The amended complaint for the securities action alleges violations of various securities laws based upon purported misstatements and/or omissions of material facts about our financial condition, particularly with respect to the NMCI contract and the accounting for that contract. The amended complaint for the plan participant litigation alleges violations of fiduciary duties under the Employee Retirement Income Security Act by some or all of the defendants and a violation under the Securities Act of 1933 by selling unregistered shares to plan participants during a period of approximately one year ending on November 18, 2002. In addition, there are three derivative complaints filed by shareholders against our directors and certain former officers and naming us as a nominal defendant. The actions allege breach of fiduciary duties, abuse of control and gross mismanagement based upon purported misstatements and/or omissions of material facts regarding our financial condition similar to those alleged in the purported class actions described above. As all these matters are in an early stage, we are not able to determine the potential impact on our financial condition and results of operations. However, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material adverse effect on our liquidity and financial condition.

Our engagements with clients may not be profitable.

The pricing and other terms of our client contracts, particularly our long-term information technology outsourcing agreements, require us to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. These estimates reflect our best judgments regarding the nature of the engagement and our expected costs to provide the contracted services. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin. In addition, we estimate that a majority of our contracts contain some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to meet defined goals. Our failure to meet a client’s expectations in any type of contract may result in an unprofitable engagement.

Breakdowns in our internal controls and procedures could have an adverse effect on us.

As a result of a review of the NMCI contract completed after the first quarter of 2003, our management and the audit committee of our board of directors discovered deficiencies in the operational effectiveness of controls over the process for estimating revenues and costs over the remaining term of the NMCI contract. Our independent auditors reviewed these matters and advised our audit committee that, due to the size of the NMCI contract, they collectively constitute a significant deficiency that rises to the level of a reportable condition. Reportable conditions involve significant deficiencies in the design or operation of a company’s internal controls that could adversely affect the company’s ability to record, process, summarize and report financial data. Our management has implemented measures to correct and improve the effectiveness of our internal controls for the NMCI contract, including the following: increased the frequency and scope of operational and financial reviews with senior account and corporate personnel; a newly-staffed program management office; stricter adherence to the process for approval of change orders; reorganization of account support functions and the appointment of a senior service delivery executive; assignment of additional finance and legal staff to the account; improvements in monitoring and reporting seat deployment; and improved communication with senior client representatives. Our management is evaluating the effectiveness of these measures to determine whether these changes to our internal controls will be adequate. Other instances of breakdowns in our internal controls and procedures could occur in the future, and any such breakdowns may have an adverse effect on us and the market price of the notes and our common stock.

A decline in revenues from or loss of significant clients could reduce our revenues and profitability.

Our success is to a significant degree dependent on our ability to retain our significant clients and maintain or increase the level of revenues from these clients. We may lose clients due to their merger or acquisition, business failure, contract expiration, conversion to a competing service provider or conversion to an in-house data processing system. We may not be able to retain or renew relationships with our significant clients in the future. As a result of business downturns or for other business reasons, we are also vulnerable to reduced processing volumes from our clients, which can reduce the scope of services provided and the prices for those services.

Our Outsourcing segment generates a substantial majority of its revenues from long-term IT outsourcing agreements, including a number of “mega-deals.” A number of these outsourcing agreements have terms that expire in coming years, including our agreement with the U.K. Inland Revenue which expires in June 2004 and our Master Service Agreement with GM which expires in 2006. The termination of either of these agreements would materially adversely affect our revenue and earnings from and after the date of such termination. The extent of such impact on our earnings will be based in part on our ability to reduce the fixed costs associated with these agreements, including property, equipment and software. In addition, the extension of either of these agreements on terms less favorable to us than current terms would also adversely affect our revenue and earnings. In December 2003, we were advised that the U.K. Inland Revenue Contract will not be renewed.

We have made and may make in the future significant capital investments to win and retain large outsourcing engagements. These investments may become impaired.

Some of our client contracts require significant investment in the early stages which is recovered through billings over the life of the respective contracts. These contracts often involve the construction of new computer systems and communications networks and the development and deployment of new technologies. Substantial performance risk exists in each contract with these characteristics, and some or all elements of service delivery under these contracts are dependent upon successful completion of the development, construction and deployment phases. We are currently performing construct activities on 18 contracts and, in most cases, concurrently providing various IT services using the legacy IT systems acquired from the clients. At September 30, 2003, we had deferred contract costs of approximately $920 million and other assets, including prepaid expenses, equipment and software, of approximately $1.4 billion associated with these contracts, the most significant of which is the NMCI contract. Some of these contracts have experienced delays in their development and construction phases, and certain milestones have been missed. While we believe we can deliver the required systems and services and our investment in each of these contracts will be recovered over their respective terms, significant further delays in development and construction, or termination or significant amendment of the respective contract, could result in an impairment of a portion of the associated assets.

The markets in which we operate are highly competitive, and we may not be able to compete effectively.

The markets in which we operate include a large number of participants and are highly competitive. Our primary competitors are IT service providers, large accounting, consulting and other professional service firms, application service providers, packaged software vendors and resellers and service groups of computer equipment companies. We also experience competition from numerous smaller, niche-oriented and regionalized service providers. Our business is experiencing rapid changes in its competitive landscape. We increasingly see our competitors moving operations offshore to reduce their costs as well as direct competition from niche offshore providers, primarily India-based competitors. With lower costs, these competitors may be able to offer lower prices than we are able to offer, which would adversely affect our ability to compete. In addition, negative publicity from our pending litigation or SEC staff investigation could have a negative effect on our competitive position. Any of these factors may impose additional pricing pressure on us, which could have an adverse effect on our revenues and profit margin.

Some of our contracts contain benchmarking provisions that could decrease our revenues and profitability.

Some of our long-term IT outsourcing agreements contain pricing provisions that permit a client to request a benchmark study by a mutually acceptable third-party benchmarker. Benchmarking compares the contractual price of our services against the price of similar services offered by other specified providers in a peer comparison group. Generally, if the benchmarking study shows that the difference between our pricing and that of the comparison group is outside a specified range, and the difference is not due to the unique requirements of the client, then the parties will negotiate in good faith any appropriate adjustments to the pricing. This may result in the reduction of our rates for the benchmarked services. Services representing approximately 20% of our 2002 revenues are eligible for benchmarking in 2003. We expect services representing a similar percentage of annual revenues to be eligible for benchmarking in subsequent years. Due to the enhanced focus of our clients on reducing IT costs, as well as the uncertainties and complexities inherent in benchmarking comparisons, our clients may increasingly attempt to obtain additional price reductions beyond those already embedded in our contract rates through the exercise of benchmarking provisions. Such activities could negatively impact our results of operations or cash flow in 2003 or thereafter to a greater extent than has been our prior experience.

Our exposure to certain industries and financially troubled customers has adversely affected our financial results.

Our exposure to certain industries and financially troubled customers has had, and could in the future have, a material adverse effect on our financial position and our results of operations. For example, some of our clients are in the airline and travel-related industry and that sector has been experiencing significant financial difficulty. We recently amended our agreement with American Airlines in connection with that airline’s efforts to work with its vendors to avoid bankruptcy. Similarly, we entered into a new contract with US Airways pursuant to a bankruptcy reorganization of US Airways providing for reduced services and pricing. These amendments have resulted in a decrease in revenues and earnings from these clients.

We may not achieve the benefits we expect from our strategic reorganization and cost cutting initiatives.

We have recently announced our strategic reorganization and other cost cutting measures. Our expected future cost savings and other benefits from these initiatives are subject to many estimates and assumptions, including assumptions regarding the costs and timing of activities in connection with these initiatives. In addition, these estimates and assumptions are subject to significant economic, competitive and other uncertainties that are beyond our control. If these assumptions are not realized, or if other unforeseen events occur, our results of operations could be adversely affected.

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. The general economic weakness in the IT industry resulting from, among other things, the decline in discretionary IT spending by our clients and prospective clients, has adversely affected our revenues in recent years. A lack of improvement or continued decline in the level of business activity of our clients could continue to adversely affect our revenues and profitability.

Our services or products may infringe upon the intellectual property rights of others.

We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services or products. We generally agree in our contracts to indemnify our clients for any expenses or liabilities they may incur resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may, in limited cases, be required to forego rights to the use of intellectual property we help create, which limits our ability to also provide that intellectual property to other clients. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

Risks Related to the Notes

The price of our common stock has declined considerably in the last year and may fluctuate widely in the future, which would affect the market value of the notes.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	changes in financial estimates and recommendations by financial analysts;

•	changes in the ratings of our notes or other securities;

•	developments related to litigation or regulatory proceedings involving us;

•	fluctuations in the stock price and operating results of our competitors;

•	dispositions, acquisitions and financings; and

•	general conditions in the industries in which we operate.

The market price of our common stock has declined considerably since September 2002, due in part to our third quarter 2002 earnings guidance announcement. In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of our notes and our common stock.

An active trading market may not develop for the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. An active trading market for the notes may not develop or continue for any period of time. Even if a market for the notes does develop, there may not be liquidity in that market, or the notes might trade for less than their original value or face amount. If an active trading market does not develop, the market price and liquidity of the notes may be adversely affected.

We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.

On July 15, 2010, July 15, 2013 and July 15, 2018, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes also may require us to purchase their notes upon a Fundamental Change as described under “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.” A Fundamental Change also may constitute an event of default under, and result in the acceleration of the maturity of, our other indebtedness under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes tendered by holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

You should consider the United States federal income tax consequences of owning the notes.

We intend to treat the notes as indebtedness for United States federal income tax purposes and intend to take the position that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the “CPDI regulations”). Under the CPDI regulations, you will be required to include amounts in income, as original issue discount, in advance of cash you receive on a note, and to accrue interest on constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a non-contingent, non-convertible fixed rate borrowing, even though the notes will have a materially lower stated fixed rate of interest. As a result, you will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, you will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by you will include, in the case of a conversion, the amount of cash and the fair market value of shares of our common stock received. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. Please read “Material United States Federal Income Tax Considerations” in this prospectus.

The notes are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

We derive substantially all our revenues from, and hold substantially all our assets through, our subsidiaries. As a result, we depend on distributions and advances from our subsidiaries in order to meet our payment obligations under the notes and our other obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the notes, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your notes and in limited cases under the conversion rate adjustments of the notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

Our articles of incorporation and bylaw provisions, and several other factors, could limit another party’s ability to acquire us and could deprive you of the opportunity to obtain a takeover premium for your shares of common stock.

A number of provisions in our articles of incorporation and bylaws, Delaware law and our rights agreement could make it difficult for another company to acquire us and for you to receive any related takeover premium for our common stock. See “Description of Our Capital Stock—Rights Agreement,” “Description of Our Capital Stock—Section 203 of the Delaware General Corporation Law” and “Description of Our Capital Stock—Special Charter and Bylaw Provisions.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth ratios of earnings to fixed charges for each of the periods indicated, calculated pursuant to SEC rules:

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of earnings to fixed charges(1)	3.5x	2.2x	4.3x	4.6x	3.7x	3.8x	1.3x

(1)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings consist of earnings before income taxes, cumulative effect of a change in accounting principle, minority interest in consolidated subsidiaries, and undistributed equity in income (losses) of affiliates, plus distributed income of equity investees, and fixed charges, less capitalized interest; and

•	fixed charges consist of total interest expense, including capitalized interest, dividends on redeemable preferred stock of subsidiaries and a portion of rentals for real and personal property deemed to be representative of the interest component of rent expense.

We did not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling security holders of the notes or the common stock issuable upon conversion of the notes.

DESCRIPTION OF THE NOTES

We issued $690,000,000 aggregate principal amount of notes in a private placement on June 30, 2003. The notes were issued under an Indenture between us and JPMorgan Chase Bank, as trustee, as supplemented. The descriptions under this heading are summaries of the material provisions of the notes and the indenture. Such summaries do not purport to be complete and are qualified in their entirety by reference to the indenture and the notes. Copies of the indenture are available from us. We urge you to read the indenture because it, not this description, defines your rights as a holder of the notes. For purposes of this “Description of the Notes,” the terms “EDS,” “we,” “our,” “ours” and “us” refer only to Electronic Data Systems Corporation and not to any of our subsidiaries.

We may issue debt securities from time to time in one or more series under the indenture. There is no limitation on the amount of debt securities we may issue under the indenture.

General

The notes will mature on July 15, 2023. The notes are issued only in denominations of $1,000 and integral multiples of $1,000. The notes are limited to $690 million in aggregate principal amount.

Interest on the notes accrues at the rate of 3.875% per year from June 30, 2003. We will pay interest on the notes in arrears on each January 15 and July 15, beginning January 15, 2004, to the person or persons in whose names the notes are registered at the close of business on the January 1 or July 1 immediately preceding the relevant interest payment date, except that we will pay interest payable at maturity or on a repurchase or redemption date to the person or persons to whom principal is payable. If any date on which interest is payable is not a business day, we will pay interest on the next business day (without any interest or other payment due on the delay). Interest on the notes is calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed. If the maturity date or any redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) for the notes falls on a day that is not a business day, we will pay the interest and principal payable on the next business day (without any interest or other payment due on the delay). The term “business day,” when used with respect to any place of payment for the notes, means a day other than a Saturday or a Sunday, a legal holiday or a day on which banking institutions or trust companies in that place of payment are authorized or obligated by law to close.

In addition, we will pay contingent interest on the notes under the circumstances described below under “—Contingent Interest.”

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

Holders may present notes for conversion at the office of the conversion agent and may present notes for exchange or for registration of transfer at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York. We will not charge a service charge for any exchange or registration of transfer of notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. The trustee will serve as the initial conversion agent, paying agent, registrar and transfer agent for the notes. At any time, we may designate additional paying agents and transfer agents. However, at all times we will be required to maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, The City of New York.

Any monies deposited with the trustee or any paying agent or then held by us in trust for the payment of principal, premium, if any, and interest (including contingent interest and additional amounts, if any) on the notes that remains unclaimed for two years after the date the payments became due and payable, shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the note shall thereafter look, as a general unsecured creditor, only to us for payment thereof.

Ranking

The notes are our direct, unsecured and unsubordinated obligations. The notes rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. In addition, the notes effectively rank junior to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. We currently conduct substantially all of our operations through subsidiaries. Claims of creditors of those subsidiaries, including trade creditors and secured creditors, will generally have a claim to the assets of our subsidiaries that is superior to the claims of our creditors, including holders of the notes.

As of September 30, 2003, we had outstanding approximately $6.0 billion of unsecured, unsubordinated indebtedness ranking equally in right of payment with the notes, and approximately $147 million of secured indebtedness, in each case excluding indebtedness of subsidiaries. As of September 30, 2003, we had no unsecured, subordinated indebtedness. As of September 30, 2003, our subsidiaries had approximately $634 million of long-term indebtedness outstanding, all of which ranks structurally senior to the notes. Except as described below under “—Certain Covenants” with respect to secured indebtedness, the indenture will not limit the amount of indebtedness we or our subsidiaries may incur.

Contingent Interest

We will pay contingent interest to the holders of notes during any six-month interest period from July 15 to January 14 or from January 15 to July 14 commencing on or after July 15, 2010 for which the average trading price of a note for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the note as of the day immediately preceding the first day of the applicable six-month interest period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the relevant six-month interest period.

During any period when contingent interest shall be payable, the contingent interest payable per note in respect of any six-month interest period will equal 0.25% of the average trading price of the note for the applicable five trading day reference period.

The record date and payment date for contingent interest, if any, will be the same as the regular record date and payment date for the semiannual interest payments on the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $10 million principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated, nationally recognized securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent; or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes;

then the trading price of the notes will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average last reported sale price of our common stock for the five trading days ending on such determination date.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the midpoint of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from nationally recognized securities dealers that are believed by us to be willing to bid for the notes.

We will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest during a six-month interest period. In connection with providing such notice, we will issue a press release and publish a notice containing information regarding the contingent interest determination in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

Optional Redemption

No sinking fund is provided for the notes. Prior to July 15, 2010, the notes will not be redeemable. On or after July 15, 2010, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to the redemption date.

If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion Rights

Subject to the conditions and during the periods and under the circumstances described below, holders may convert each of their notes into shares of our common stock initially at a conversion rate of 29.2912 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $34.14 per share of common stock) at any time prior to the close of business on July 15, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest (including contingent interest, if any) upon conversion of a note and we will not adjust the conversion rate to account for the accrued and unpaid interest (including contingent interest, if any). Upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest (including contingent interest, if any). Accrued and unpaid interest (including contingent interest, if any) will be deemed paid in full rather than canceled, extinguished or forfeited. Notwithstanding conversion of any notes, the holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See “Registration Rights.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

If a holder has already delivered a purchase notice as described under either “—Purchase of Notes by Us at the Option of the Holder” or “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest, including contingent interest, if any, payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the immediately following interest payment date must be accompanied by payment of an amount equal to the interest, including contingent interest, if any, that the holder is to receive on the notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the immediately following interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) any overdue interest (including overdue contingent interest, if any) exists at the time of conversion with respect to such notes to the extent of such overdue interest. The holders of the notes and any common stock issued upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement.

Holders may surrender their notes for conversion into shares of our common stock prior to stated maturity only under the circumstances described below. For a discussion of the federal income tax consequences of a conversion of the notes into our common stock, see “Material United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Sale Price Condition.    A holder may surrender any of its notes for conversion into shares of our common stock in any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% or, following July 15, 2010, 110% of the conversion price per share of our common stock on such last trading day.

Conversion Upon Redemption.    If we redeem the notes, holders may convert notes into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions.    If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion. The “ex-dividend date” is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Conversion Upon Credit Ratings Event.    A holder may convert notes into our common stock during any period in which the credit ratings assigned to the notes by either Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services is lower than Ba2 or BB, respectively, or the notes are no longer rated by at least one of these ratings services or their successors.

Conversion Rate Adjustments.    The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1)    the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock or our other capital stock;

(2)    the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants;

(3)    subdivisions, combinations, or certain reclassifications of our common stock;

(4)    distributions to all holders of our common stock of our assets, debt securities or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash, if these distributions, aggregated on a rolling twelve-month basis, have a per share value exceeding 15% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution. In cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to shareholders equals or exceeds the market price of our common stock on the record date for the determination of shareholders entitled to receive such distribution, or (b) the market price of our common stock on the record date for determining the shareholders entitled to receive the distribution exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that the holder would have received if the holder had converted the holder’s notes immediately prior to the record date for determining the shareholders entitled to receive the distribution; and

(5)    distributions made during any of our quarterly fiscal periods consisting exclusively of cash to all holders of outstanding shares of common stock in an aggregate amount that, together with (A) other all-cash distributions made during such quarterly fiscal period, and (B) any cash and the fair market value, as of the expiration of the tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for shares of common stock concluded during such quarterly fiscal period, exceed the product of $0.15 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the record date for such distribution.

With respect to paragraph (4) above, in the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

Notwithstanding the foregoing, in no event will the conversion rate exceed 44.2282, which we refer to as the “maximum conversion rate,” as a result of an adjustment pursuant to paragraphs (4) and (5) above.

In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate.

As used in this prospectus, “market price” means the average of the last reported sale prices per share of our common stock for the 20 trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest or additional amounts, if any.

The holders will receive, upon conversion of the notes, in addition to common stock, the rights under our shareholder rights plan or under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See “Description of Capital Stock—Shareholder Rights Agreement.”

No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Purchase of Notes by Us at the Option of the Holder

Holders have the right to require us to purchase the notes on July 15, 2010, July 15, 2013 and July 15, 2018 (each, a “purchase date”). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, as described in the “Risk Factors” section of this prospectus under the caption “Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes,” we may not have funds sufficient to purchase the notes when we are required to do so. Our failure to purchase the notes when we are required to do so will constitute an event of default under the indenture with respect to the notes.

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to such purchase date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Considerations.”

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

In connection with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest, including contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder

If a Fundamental Change (as defined below in this section) occurs at any time prior to July 15, 2010, holders will have the right, at their option, to require us to purchase any or all of their notes for cash, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, to the Fundamental Change purchase date. If a Fundamental Change occurs on or after July 15, 2010 no holder will have a right to require us to purchase any notes, except as described above under “—Purchase of Notes by Us at the Option of the Holder.” For a discussion of the United States federal income tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Considerations.”

A “Fundamental Change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)    our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States;

(2)    a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Securities Exchange Act of 1934 disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors;

(3)    consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change; or

(4)    continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

A Fundamental Change will not be deemed to have occurred in respect of any of the foregoing, however, if either:

(1)    the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the conversion price of the notes in effect immediately before the Fundamental Change or the public announcement thereof; or

(2)    at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Fundamental Change;

•	the date of the Fundamental Change;

•	the last date on which a holder may exercise the purchase right;

•	the Fundamental Change purchase price;

•	the Fundamental Change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	the notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

To exercise the purchase right, holders must deliver, on or before the 35th day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” duly completed, to the paying agent. Their purchase notice must state:

•	if certificated, the certificate numbers of their notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, their notice must comply with appropriate DTC procedures.

Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, their notice must comply with appropriate DTC procedures.

We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. Holders will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental

Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

•	the notes will cease to be outstanding and interest, including contingent interest and additional amounts, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by certain of the initial purchasers. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be purchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors” under the caption “Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.” Our failure to purchase the notes when required following a Fundamental Change will constitute an event of default under the indenture with respect to the notes. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Certain Covenants

We are bound by certain restrictions under the indenture. Other than as described below, the indenture does not contain any provisions that would limit our ability to incur indebtedness, pay dividends or issue or repurchase any of our other securities. The indenture also does not protect holders of the notes in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us, except to the extent described under “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder,” “—Consolidation, Merger and Sale of Assets,” and “—Conversion Rights—Conversion Upon Specified Corporate Transactions.” Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms.

“Attributable Debt” means, as to any sale and leaseback transaction, at any date as of which the amount thereof is to be determined, the total amount determined by multiplying (1) the greater of (a) the fair value of the Real Property subject to the arrangement (as determined by us) or (b) the net proceeds of the sale of the Real Property to the lender or investor by (2) a fraction, the numerator of which is the number of months in the unexpired initial term of the lease of the Real Property and the denominator of which is the number of months in the full initial term of such lease. Sale and leaseback transactions with respect to Real Property financed by obligations issued by a state or local governmental unit (whether or not tax exempt) will not be included in any calculation of Attributable Debt.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding any current liabilities for money borrowed having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of EDS and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Real Property” means any real property, and any building, structure or other facility thereon, located in the United States (excluding its territories and possessions, but including Puerto Rico), that EDS or any Subsidiary owns or leases and that has a gross book value (without deduction of any depreciation reserves) on the date as of which the determination is being made in excess of 1% of Consolidated Net Tangible Assets. The definition excludes any such real property and any building, structure or other facility or portion thereof thereon (1) which comprises our current corporate headquarters in Plano, Texas; (2) that is financed by obligations issued by a state or local governmental unit (whether or not tax exempt); and (3) which if not owned or leased by EDS or any Subsidiary, in the opinion of our board of directors, would not have a material adverse effect on the business conducted by EDS and its Subsidiaries as an entirety.

“Restricted Subsidiary” means any Subsidiary (except a Subsidiary engaged principally in financing the operations of EDS or its Subsidiaries, or both, outside the United States) that owns Real Property and either (1) has more than 50% of its net sales and operating revenues during the preceding four calendar quarters derived from, or more than 50% of its operating properties located in, the United States (excluding its territories and possessions, but including Puerto Rico), or (2) has more than 50% of its assets consisting of securities of other Restricted Subsidiaries.

“Subsidiary” means a corporation, association, partnership or other entity of which EDS or one or more Subsidiaries of EDS owns, directly or indirectly, 80% or more of the outstanding voting interest.

Restrictions on Secured Debt

EDS has agreed that it will not, and will not permit any Restricted Subsidiary to, incur, issue, assume or guarantee any Debt secured by a pledge of, or mortgage or other lien on, any Real Property or on any shares of stock or Debt of any Restricted Subsidiary (such pledges, mortgages and other liens being hereinafter called “Mortgage” or “Mortgages”), without providing that the debt securities outstanding under the indenture, including the notes, shall be secured equally and ratably with (or prior to) such secured Debt.

This obligation does not apply if, after giving effect to the secured Debt, the aggregate amount of all such Debt so secured together with all Attributable Debt of EDS and its Restricted Subsidiaries in respect of sale and leaseback transactions (other than sale and leaseback transactions in which the net proceeds of the Real Property is applied to retire debt securities or certain other Debt) involving Real Properties would not exceed 10% of EDS’ Consolidated Net Tangible Assets.

This obligation does not apply to, and there is excluded in computing secured Debt for the purpose of the restriction, Debt secured by:

•	Mortgages existing on the execution date of the indenture;

•	Mortgages on property, stock, or Debt of any corporation, partnership, association or other entity existing at the time that such corporation, partnership, association or other entity becomes a Restricted Subsidiary or obligor under the indenture;

•	Mortgages in favor of EDS or a Restricted Subsidiary by a Restricted Subsidiary;

•	Mortgages in favor of the United States of America or any state thereof, or any agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute;

•	Mortgages on property, stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price, construction cost or development cost created or assumed prior to or within 360 days after such acquisition or completion of construction or development; and

•	any extension, renewal or refinancing (or successive extensions, renewals or refinancings), as a whole or in part, of any of the foregoing; provided, however, that (1) such extension, renewal or refinancing Mortgage will be limited to all or a part of the same property, shares of stock or Debt that secured the Mortgage extended, renewed or refinanced (plus improvements on such property) and (2) the principal amount of Debt secured by such Mortgage is not increased in an amount exceeding 105% thereof.

Restrictions on Sales and Leasebacks

EDS has agreed that neither EDS nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Real Property, completion of construction and commencement of full operation of which has occurred more than 360 days previously, unless either:

•	EDS or the Restricted Subsidiary could create Debt secured by a Mortgage on the Real Property under the restrictions described under “—Restrictions on Secured Debt” above in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities; or

•	EDS or the Restricted Subsidiary, within 120 days, applies to the retirement of debt securities or other Debt of EDS or any of its Restricted Subsidiaries maturing more than one year after the sale or transfer of an amount equal to the net proceeds of the sale of the Real Property sold and leased pursuant to that arrangement.

This restriction will not apply to any sale leaseback transaction between EDS and a Restricted Subsidiary or between Restricted Subsidiaries or involving the taking back of a lease for a period of three years or less.

Consolidation, Merger and Sale of Assets

The indenture prohibits us from consolidating with or merging into another business entity, or transferring or leasing substantially all of our assets, unless:

•	either (1) we are the continuing entity in the case of a merger; or (2) the resulting, surviving or acquiring entity, if other than EDS, is a U.S. corporation and it expressly assumes our obligations with respect to our debt securities, including the notes, by executing a supplemental indenture;

•	immediately after giving effect to the transaction, no default or event of default would occur or be continuing;

•	the successor company waives any right to redeem any bearer security under circumstances in which the successor company would be entitled to redeem the bearer security but we would have not been entitled to redeem that bearer security if the consolidation, merger or sale had not occurred; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, or sale complies with the indenture.

However, certain of these transactions occurring prior to July 15, 2010 could constitute a Fundamental Change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

Any of the following events will constitute an event of default under the indenture with respect to the notes:

•	failure to pay interest, including contingent interest and additional amounts, if any, on the notes for thirty days past the applicable due date;

•	failure to pay principal of, or premium, if any, on the notes when due (whether at maturity, upon redemption, repurchase or otherwise);

•	failure to perform any other covenant or agreement in the indenture, other than a covenant included in the indenture solely for the benefit of a different series of our debt securities, which continues for 90 days after written notice from the trustee or holders of 25% of the outstanding principal amount of the notes as provided in the indenture;

•	acceleration of more than $50,000,000 of our indebtedness under the terms of the applicable debt instrument if the acceleration is not rescinded or the indebtedness is not paid within 10 days after written notice from the trustee or holders of 25% of the outstanding principal amount of the notes as provided in the indenture; and

•	specified events relating to our bankruptcy, insolvency or reorganization.

If there is an event of default with respect to the notes, which continues for the requisite amount of time, either the trustee or holders of at least 25% of the aggregate principal amount of the notes may declare the principal amount of and interest (including contingent interest and additional amounts, if any) on all of the notes to be due and payable immediately, except that if an event of default occurs due to bankruptcy, insolvency or reorganization as provided in the indenture, then the principal of and interest (including contingent interest and additional amounts, if any) on the notes shall become due and payable immediately without any act by the trustee or any holder of notes.

Before the acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes may, on behalf of the holders of all notes, waive any past default or event of default and its consequences for the notes, except (1) a default in the payment of the principal, premium, or interest (including contingent interest and additional amounts, if any) with respect to the notes or (2) a default with respect to a provision of the indenture that cannot be amended without the consent of each holder affected by the amendment. In case of a waiver of a default, that default shall cease to exist, any event of default arising from that default shall be deemed to have been cured for all purposes, and EDS, the trustee, and the holders of the notes will be restored to their former positions and rights under the indenture.

The trustee under the indenture will, within 90 days after the occurrence of a default known to it with respect to the notes, give to the holders of the notes notice of all uncured defaults with respect to that series known to it, unless the defaults have been cured or waived before the giving of the notice, but the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of the notes, except in the case of default in the payment of principal, premium, or interest (including contingent interest and additional amounts, if any) with respect to the notes.

A holder may institute a suit against us for enforcement of such holder’s rights under the indenture, for the appointment of a receiver or trustee, or for any other remedy only if the following conditions are satisfied:

•	the holder gives the trustee written notice of a continuing event of default with respect to the notes held by that holder;

•	holders of at least 25% of the aggregate principal amount of the notes make a request, in writing, and offer reasonable indemnity, to the trustee for the trustee to institute the requested proceeding;

•	the trustee does not receive direction contrary to the holder’s request within 60 days following such notice, request and offer of indemnity under the terms of the indenture; and

•	the trustee does not institute the requested proceeding within 60 days following such notice.

The indenture will require us every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any defaults.

A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our credit facilities or other indebtedness.

Satisfaction and Discharge of the Indenture

The indenture will generally cease to be of any further effect with respect to the notes; if:

•	we have delivered to the trustee for cancellation all notes (with certain limited exceptions); or

•	all notes not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any purchase date (including upon the occurrence of a Fundamental Change), or upon conversion or otherwise, and we have deposited with the trustee as trust funds the entire amount sufficient to pay all of the notes;

•	and if, in either case, we also pay or cause to be paid all other sums payable under the indenture by us.

Legal Defeasance and Covenant Defeasance

The notes are not subject to any defeasance provisions under the indenture.

Modification and Waiver

We may enter into supplemental indentures for the purpose of modifying or amending the indenture with the consent of holders of at least a majority in aggregate principal amount of each series of our outstanding debt securities affected. However, the consent of all of the holders of our debt securities that are affected by any modification or amendment is required for any of the following:

•	to reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	to reduce the rate of or extend the time for payment of interest on any debt security or reduce the amount of any interest payment to be made with respect to any debt security and, in the case of the notes, to alter the manner of calculation or rate of contingent interest or additional amounts payable on any note or extend the time for payment of any such amount;

•	to reduce the principal of or change the stated maturity of principal of, or any installment of principal of or interest on, any debt security or reduce the amount of principal of any original issue discount security that would be due and payable upon declaration of acceleration of maturity;

•	to reduce the redemption price, repurchase price (including upon the occurrence of a Fundamental Change) or any premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed;

•	to make any debt security payable in a currency other than that stated in that debt security;

•	to release any security that may have been granted with respect to the debt securities;

•	to make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent;

•	to change any obligations provided for in the indenture to pay any additional interest with respect to bearer securities;

•	to limit our obligations to maintain a paying agency outside the United States for payment on bearer securities or limit our obligation to redeem certain bearer securities;

•	to change any place of payment where any debt security or any premium or interest thereon is payable;

•	to make any change that adversely affects the right to convert or exchange any debt security into or for other securities, whether or not issued by us, cash or property in accordance with its terms;

•	to impair the right to bring a lawsuit for the enforcement of any payment on or after the stated maturity of any debt security (or in the case of redemption, on or after the date fixed for redemption); or

•	to modify any of the above provisions of the indenture, except to increase the percentage in principal amount of debt securities of any series whose holders must consent to an amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected by the modification or waiver.

In addition, we and the trustee with respect to the indenture may enter into supplemental indentures without the consent of the holders of the debt securities for one or more of the following purposes:

•	to evidence that another person has become our successor under the provisions of the indenture relating to consolidations, mergers, and sales of assets and that the successor assumes our covenants, agreements, and obligations in the indenture and in the debt securities;

•	to surrender any of our rights or powers under the indenture, to add to our covenants further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of debt securities, and to make a default in any of these additional covenants, restrictions, conditions, or provisions a default or an event of default under the indenture;

•	to cure any ambiguity or to make corrections to the indenture, any supplemental indenture, or any debt securities, or to make such other provisions in regard to matters or questions arising under the indenture that do not adversely affect the interests of any holders of debt securities of any series;

•	to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect;

•	to add to or change any of the provisions of the indenture to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to registered securities or of principal, premium, or interest with respect to bearer securities, or to permit registered securities to be exchanged for bearer securities, so long as none of these actions adversely affects the interests of the holders of debt securities or any coupons of any series in any material respect or permits the issuance of debt securities of any series in uncertificated form;

•	to add guarantees with respect to the debt securities or to secure the debt securities;

•	to make any change that does not adversely affect the rights of any holder of a series of debt securities under the indenture;

•	to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as the addition, change, or elimination not otherwise permitted under the indenture will (1) neither apply to any debt security of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision nor modify the rights of the holders of that debt security with respect to that provision or (2) become effective only when there is none of that debt security outstanding;

•	to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as necessary to provide for the administration of the indenture by more than one trustee; and

•	to establish the form or terms of debt securities and coupons of any series.

Book-Entry System

We issued the notes in the form of global securities. The global securities were deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. The notes sold pursuant to this prospectus will be represented by one or more new unrestricted global securities. Except under circumstances described below, the notes will not be issued in definitive form.

Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent or the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

Unless and until they are exchanged in whole or in part for notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities relating to the notes. In addition, we may at any time and in our sole discretion determine not to have the notes or portions of the notes represented by one or more global securities and, in that event, will issue individual notes in exchange for the global security or securities representing the notes. Further, if we so specify with respect to any notes, an owner of a beneficial interest in a global security representing the notes may, on terms acceptable to us and the depositary for the global security, receive individual notes in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by the global security equal in principal amount to the beneficial interest, and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Such notes will be subject to certain restrictions on registration of transfers as described under “Transfer Restrictions” and will bear the legend set forth thereunder.

The Trustee

JPMorgan Chase Bank, successor to Chase Bank of Texas, National Association and Texas Commerce Bank National Association, is the initial trustee, conversion agent, paying agent, transfer agent and registrar with respect to the notes. JPMorgan Chase Bank is also the trustee under all other series of debt securities we have issued under the indenture and acts as a depositary for funds of, performs certain other services for, and transacts other banking business with us and certain of our subsidiaries in the normal course of business. JPMorgan Chase Bank is a participating lender under our current multiyear credit facility, a counterparty in some of our foreign exchange transactions, a participant in one of our structured financing transactions and a paying agent for our domestic commercial paper programs. The address of the trustee is 600 Travis, Suite 1150, Houston, Texas 77002.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York of the United States of America.

DESCRIPTION OF OUR CAPITAL STOCK

The following descriptions are summaries of the material terms of our common stock, preferred stock, articles of incorporation and bylaws. This summary is qualified by reference to our restated certificate of incorporation and amended and restated bylaws, each as amended to date, copies of which we have previously filed with the SEC, and by provisions of applicable law. Our authorized capital stock consists of 2,200,000,000 shares of stock, including:

•	2,000,000,000 shares of common stock, $0.01 par value per share, of which 480,364,857 shares were issued and outstanding as of October 31, 2003; and

•	200,000,000 shares of preferred stock, $0.01 par value per share, including 15,000,000 shares that have been designated as Series A Junior Participating Preferred Stock, $0.01 par value per share, in connection with our rights agreement, of which no shares are currently issued or outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share with respect to each matter submitted to a vote of our stockholders, subject to voting rights that may be established for shares of our preferred stock, if any. Except as may be provided in connection with our preferred stock or as otherwise may be required by law or our restated certificate of incorporation, our common stock is the only capital stock entitled to vote in the election of directors. Our common stock does not have cumulative voting rights.

Subject to the rights of holders of our preferred stock, if any, holders of our common stock are entitled to receive dividends and distributions lawfully declared by our board of directors. If we liquidate, dissolve, or wind up our business, whether voluntarily or involuntarily, holders of our common stock will be entitled to receive any assets available for distribution to our stockholders after we have paid or set apart for payment the amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series of preferred stock.

The outstanding shares of our common stock are fully paid and nonassessable. Our common stock does not have any preemptive, subscription or conversion rights. We may issue additional shares of our authorized common stock as it is authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

Our board of directors has been authorized to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, preferences or limitations of such series.

Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Rights Agreement

Attached to each share of our common stock is one preferred share purchase right. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01, at a price of $200.00 per one one-hundredth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. The rights expire on March 12, 2006, unless the final expiration date is extended or unless the rights are earlier redeemed by us.

The rights represented by the certificates for our common stock are not exercisable, and are not separately transferable from the common stock, until the earlier of:

•	ten days after a person or group, called an “acquiring person,” acquires beneficial ownership of 15% or more of our common stock; or

•	ten business days, or a later date determined by the board of directors, after the commencement or first public announcement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common stock.

The earlier of these two dates is called the “distribution date.” Separate certificates for the rights will be mailed to holders of record of our common stock as of the distribution date. The rights could then begin trading separately from our common stock.

Generally, in the event that a person or group becomes an acquiring person, each right, other than the rights owned by the acquiring person, will entitle the holder to receive, upon exercise of the right, common stock having a value equal to two times the exercise price of the right. In the event that we are acquired in a merger, consolidation, or other business combination transaction or more than 50% of our assets, cash flow or earning power is sold or transferred, each right, other than the rights owned by an acquiring person, will entitle the holder to receive, upon the exercise of the right, common stock of the surviving corporation having a value equal to two times the exercise price of the right.

At any time after the acquisition by the acquiring person of beneficial ownership of 15% or more of the outstanding shares of our common stock and before the acquisition by the acquiring person of 50% or more of the voting power of the outstanding shares of our common stock, the board of directors may exchange the rights, other than rights owned by the acquiring person, which would have become void, in whole or in part, at an exchange ratio of one share of our common stock per right, subject to adjustment.

The rights are redeemable in whole, but not in part, at $0.01 per right until any person or group becomes an acquiring person. The ability to exercise the rights terminates at the time that the board of directors elects to redeem the rights. Notice of redemption will be given by mail to the registered holders of the rights. At no time will the rights have any voting rights.

The number of outstanding rights, the exercise price payable, and the number of shares of Series A Junior Participating preferred stock or other securities or property issuable upon exercise of the rights are subject to customary adjustments from time to time to prevent dilution.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except in the case of an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination that our board of directors approves.

The shares of Series A Junior Participating Preferred Stock purchasable upon exercise of the right will rank junior to all other series of our preferred stock, if any, or any similar stock that specifically provides that it ranks prior to the shares of Series A Junior Participating Preferred Stock. The shares of Series A Junior Participating Preferred Stock will be nonredeemable. Each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend of $1.00 per share, if, as and when declared, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the shares of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each share of Series A Junior Participating Preferred Stock will have 100 votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of our common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the value of the interest in a share of Series A Junior Participating Preferred Stock purchasable upon the exercise of each right should approximate the value of one share of our common stock.

The description of the rights contained in this section does not describe every aspect of the rights. The rights agreement dated as of March 12, 1996, as amended, between us and the rights agent, contains the full legal text of the matters described in this section. See “Where You Can Find More Information” for information on how to obtain a copy.

Limitation on Directors’ Liability

Our restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law prohibits a defined set of transactions between a Delaware corporation, such as us, and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This prohibition is effective unless:

•	the business combination is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•	the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, the prohibitions do not apply to business combinations with persons who were stockholders before we became subject to Section 203 in 1996.

Special Charter and Bylaw Provisions

Our amended and restated bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to our Secretary not less than 90 days nor more than 270 days before the scheduled date of the annual meeting of our stockholders. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Exchange Act. Our restated certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect one or more directors, the number of directors shall not be fewer than three nor more than fifteen and provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class. Our directors may be removed only for cause.

The restated certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting, unless such written consent is unanimous. Special meetings of the stockholders may be called by the Chairman of the Board or by the board of directors, but may not be called by stockholders. The amended and restated bylaws may be amended by the board of directors or by the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock entitled to vote in the election of directors.

The restated certificate of incorporation also contains a “fair price” provision that applies to certain business combination transactions involving any person or group that beneficially owns at least 10% of the aggregate voting power of our outstanding capital stock, referred to as “related person.” The “fair price” provision requires the affirmative vote of the holders of:

•	at least 80% of our voting stock; and

•	at least 66 2/3% of our voting stock not beneficially owned by the related person, to approve certain transactions between the related person and us or our subsidiaries, including any merger, consolidation or share exchange, any sale, lease, exchange, pledge or other disposition of our assets or our subsidiaries having a fair market value of at least $10 million, any transfer or issuance of our securities, the assets of or the securities of our subsidiaries, any adoption of a plan or proposal by us of our voluntary liquidation or dissolution, certain reclassifications of our securities or recapitalizations or certain other transactions, in each case involving the related person.

This voting requirement will not apply to certain transactions, including:

•	any transaction in which the consideration to be received by the holders of each class of capital stock is the same in form and amount as that paid in a tender offer in which the related person acquired at least 50% of the outstanding shares of such class and which was consummated not more than one year earlier;

•	not less in amount than the highest per share price paid by the related person for shares of such class; or

•	any transaction approved by our continuing directors (as defined in the restated certificate of incorporation).

This provision could have the effect of delaying or preventing change in control in a transaction or series of transactions that did not satisfy the “fair price” criteria. The provisions of the restated certificate of incorporation relating to our board of directors, the limitation of actions taken by written consent, the calling of special meetings, the amendment of the amended and restated bylaws and the “fair price” provision may be amended only by the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock entitled to vote for the election of directors.

The foregoing provisions of the restated certificate of incorporation and the amended and restated bylaws, together with the rights agreement and the provisions of Section 203 of the DGCL, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

Transfer Agent and Registrar

American Stock Transfer & Trust Company serves as the registrar and transfer agent for the common stock.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange and the London Stock Exchange. The trading symbol for our common stock on these exchanges is “EDS.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

This is a summary of material United States federal income tax consequences relevant to holders of the notes. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with holders who purchase notes upon their initial issuance at their initial issue price as shown on the cover page and who hold the notes (and the shares of our common stock acquired upon conversion of the notes) as capital assets. The discussion does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding the notes (or our common stock acquired upon conversion of a note) in a tax-deferred or tax-advantaged account or persons holding the notes or shares of common stock as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes.

We do not address all of the tax consequences that may be relevant to an investor in the notes. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the notes (or our common stock acquired upon conversion of a note);

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of the notes (or our common stock acquired upon conversion of a note);

•	the United States federal income tax consequences to holders whose functional currency is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of the notes (or our common stock acquired upon conversion of a note).

Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note) arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

For purposes of the discussion that follows, a U.S. holder is a beneficial owner of the notes (or our common stock acquired upon conversion of a note) that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, or any political subdivision thereof;

•	an estate if its income is subject to United States federal income taxation regardless of its source, or a trust (1) that is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Except in the case of a partnership, a Non-U.S. holder is a beneficial owner of the notes (or our common stock acquired upon conversion of a note) other than a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the notes (or our common stock acquired upon conversion of a note), the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes (or our common stock acquired upon conversion of a note) that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes (or our common stock acquired upon conversion of a note).

No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the “IRS”) has recently issued a revenue ruling with respect to instruments similar to the notes. To the extent it addresses the issues, this ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences to the holders of the notes. The IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

We intend to treat the notes as indebtedness for United States federal income tax purposes and intend to take the position that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the “CPDI regulations”). Pursuant to the terms of the indenture, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations, and the remainder of this discussion assumes that the notes will be so treated.

In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion as a contingent payment and to accrue interest with respect to the notes as original issue discount for United States federal income tax purposes according to the “noncontingent bond method,” set forth in section 1.1275-4(b) of the CPDI regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us. Notwithstanding the issuance of the recent revenue ruling referred to above, the application of the CPDI regulations to instruments such as the notes is uncertain in several respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders should consult their tax advisors concerning the tax treatment of holding and disposing of the notes.

Treatment of U.S. Holders

Accrual of Interest on the Notes

Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the notes, which we sometimes refer to as original issue discount, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will likely be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual cash interest payable on the notes and any contingent interest payments actually received in that year).

The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

(1)    the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

(2)    divided by the number of days in the accrual period; and

(3)    multiplied by the number of days during the accrual period that the U.S. holder held the notes.

The notes’ issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments (as defined below) previously made (including payments of stated cash interest) with respect to the notes.

Unless certain conditions are met, the term “comparable yield” means the annual yield we would pay, as of the initial issue date, on a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise comparable to those of the notes. We intend to take the position that the comparable yield for the notes is 5.8%, compounded semiannually. The precise manner of calculating the comparable yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could differ materially from the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes the semiannual stated cash interest payable on the notes at the rate of 3.875% per annum, estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: Electronic Data Systems Corporation, 5400 Legacy Drive, Plano, Texas 75024-3105, Attention: Treasurer.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder’s interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”).

Adjustments to Interest Accruals on the Notes

As noted above, the projected payment schedule includes amounts attributable to the stated semiannual cash interest payable on the notes. Accordingly, the receipt of the stated semi-annual cash interest payments will not be separately taxable to U.S. holders. If, during any taxable year, a U.S. holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion.

If a U.S. holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) first reduce the U.S. holder’s interest income on the notes for that taxable year and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward and treated as a negative adjustment in the succeeding taxable year and will offset future interest income accruals in respect of the notes or will reduce the amount realized on the sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of the notes.

Sale, Exchange, Conversion or Redemption of the Notes

Generally, the sale or exchange of a note, the purchase of a note by us at the holder’s option or the redemption or retirement of a note for cash will result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a note as a contingent payment under the CPDI regulations. Under this treatment, conversion also would result in taxable gain or loss to the U.S. holder. As described above, holders will be deemed to have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

The amount of gain or loss on a taxable sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally be equal to the U.S. holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described in “—Adjustments to Interest Accruals on the Notes” above), and decreased by the amount of any projected payments that have been previously made in respect of the notes to the U.S. holder (without regard to the actual amount paid). Gain recognized upon a sale, exchange, purchase by us at the holder’s option, conversion, redemption or retirement of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

A U.S. holder’s tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The U.S. holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, or if the conversion rate on the notes is increased because of an increase in the dividend rate on the common stock, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness, or assets, or an increase in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the notes, but, generally, an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

Additional Amounts

We may be required to make payments of additional amounts if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted by the registration rights agreement, as described under “Registration Rights.” We intend to take the position for United States federal income tax purposes that any such additional payments should be taxable to U.S. holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. Our determination is binding on holders of the notes, unless they explicitly disclose that they are taking a different position to the IRS on their tax returns for the year during which they acquire the note. The IRS could take a contrary position from that described above, which could affect the timing and character of U.S. holders’ income from the notes with respect to the payments of additional amounts.

U.S. holders should consult their tax advisors concerning the appropriate tax treatment of the payment of any additional amounts with respect to the notes.

Dividends on Common Stock

If, after a U.S. holder converts a note into our common stock, we make distributions on our common stock, the distributions will constitute dividends taxable to the holder as ordinary income for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder’s tax basis in the shares of common stock. Any such distributions in excess of the U.S. holder’s tax basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, distributions on our common stock constituting dividends paid to holders that are United States corporations will qualify for the dividends received deduction.

Pursuant to recently enacted legislation, dividends on our common stock paid to certain U.S. holders (including individuals) may qualify for preferential United States federal income tax rates.

Sale of Common Stock

A U.S. holder generally will recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the common stock, which will generally be the fair market value of the common stock at the time of the conversion. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the common stock. The gain or loss recognized by a U.S. holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period for the common stock is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Treatment of Non-U.S. Holders

Ownership of the Notes

Except as described in “—Effectively Connected Income” below, all payments and accruals of interest on the notes with respect to a Non-U.S. holder, including interest payments, a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes will be exempt from United States income and withholding tax provided that: (i) such Non-U.S., holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code, (ii) the statement requirement described below has been fulfilled with respect to the beneficial owner, as discussed below and (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

However, if a Non-U.S. holder were deemed to have received a constructive dividend (see “—Constructive Dividends” above), the Non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend (see “—Ownership of Common Stock” below).

The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Ownership of Common Stock

If, after a Non-U.S. holder converts a note into common stock, we make distributions on our common stock, the distributions will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Except as described in “—Effectively Connected Income” below, dividends paid on common stock held by a Non-U.S. holder will be subject to United States federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A Non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the Non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

Adjustments to Conversion Rate

A Non-U.S. holder may be subject to United States federal withholding tax at a rate of 30% or lower treaty rate, if applicable, on income attributable to an adjustment to the conversion rate of the notes.

Disposition of Notes or Common Stock

Any gain or income realized by a Non-U.S. holder on the conversion, redemption, or other disposition of the notes (other than gain attributable to accrued contingent interest payments) or common stock generally will not be subject to United States federal income tax unless:

•	that gain or income is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States;

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes. In this regard, we do not believe that we are currently a U.S. real property holding corporation, and we think it is unlikely that we will become one, although there can be no assurance that this will be the case. In any event, if we were to become a U.S. real property holding corporation, so long as our common stock continued to be regularly traded on an established securities market, a Non-U.S. holder would not be subject to U.S. federal income tax on the conversion, redemption or other disposition of a note or common stock so long as the holder does not and has not owned more than five percent of our notes or more than five percent of our outstanding common stock.

Effectively Connected Income

If a Non-U.S. holder is engaged in a trade or business in the United States (or, if a tax treaty applies, if the Non-U.S. holder maintains a permanent establishment within the United States) and contingent interest or other interest or original issue discount on the notes, dividends on the common stock, or gain from a sale, redemption, conversion or other disposition of the notes or the common stock, as the case may be, is effectively connected with the conduct of that trade or business (or if a treaty applies, of that permanent establishment), the Non-U.S.

holder will be subject to United States federal income tax on such effectively connected income and gain on a net income basis in the same manner as if the Non-U.S. holder were a U.S. holder (and, if the Non-U.S. holder is a foreign corporation, it may be subject to a 30% branch profits tax). In such a case, the Non-U.S. holder would not be subject to the withholding tax described above, provided that the holder provides a properly executed IRS Form W-8ECI (or a suitable form) stating that such payments are not subject to withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States.

Backup Withholding Tax and Information Reporting

A U.S. holder may be subject to United States federal backup withholding tax at the applicable statutory rate with respect to payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the notes) on the notes, the payments of dividends on our common stock, and the proceeds of dispositions of the notes or our common stock, if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States backup withholding certification requirements. A Non-U.S. holder may be subject to United States backup withholding tax on payments on the notes or our common stock and the proceeds from a sale or other disposition of the notes or our common stock unless the Non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS. Payments on the notes and our common stock, as well as the proceeds from a sale or other disposition, may be subject to information reporting. Holders of the notes should consult their tax advisors concerning the application of the backup withholding and information reporting rules in their particular circumstances.

SELLING SECURITY HOLDERS

We originally issued the notes in transactions exempt from or not subject to registration under the Securities Act of 1933. The notes and the common stock issuable upon conversion thereof that may be offered under this prospectus will be offered by the selling security holders, which includes their donees, pledgees, transferees and other successors-in-interest. Only those notes and shares of common stock issuable upon conversion thereof listed below may be offered for resale by the selling holders pursuant to this prospectus.

The following table sets forth certain information, as of December 23, 2003, about the principal amount of notes beneficially owned by each selling security holder and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time pursuant to this prospectus.

The percentage of notes outstanding beneficially owned by each selling security holder is based on $690,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering does not include shares of common stock issuable upon conversion of the notes. The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 29.2912 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
1976 Distribution Inst FBO AR Lauder/Finterhofer (6)	9,000	*	-0-	263	*
2000 Revocable Trust FBO AR Lauder/Finterhofer (6)	8,000	*	-0-	234	*
Acacia Life Insurance (7)	400,000	*	-0-	11,716	*
Alcon 401(k) Retirement Plan (6)	750,000	*	-0-	21,968	*
Alcon Laboratories (6)	459,000	*	-0-	13,444	*
Allentown City Firefighters Pension Plan (6)	13,000	*	-0-	380	*
Allentown City Officers and Employees Pension Fund (6)	20,000	*	-0-	585	*
Allentown City Police Pension Plan (6)	28,000	*	-0-	820	*
American Fidelity Assurance Company (7)	400,000	*	-0-	11,716	*
American Fidelity Assurance Company (7)	400,000	*	-0-	11,716	*
American Investors Life Insurance Company (30)	500,000	*	-0-	14,645	*
AmerUs Life Insurance Company (30)	3,700,000	*	-0-	108,377	*
Arapahoe County Colorado (6)	57,000	*	-0-	1,669	*
Arbitex Master Fund, L.P. (10) (11)	22,000,000	3.2%	-0-	644,406	*
Arlington County Employees Retirement System (6)	794,000	*	-0-	23,257	*
Asante Health Systems (6)	120,000	*	-0-	3.514	*
Attorneys Title Insurance Fund (11)(12)	105,000	*	-0-	3,075	*
Aventis Pension Master Trust (9)	150,000	*	-0-	4,393	*
Bank of America Pension Plan (28)	3,000,000	*	-0-	87,873	*
Bank of America Securities LLC (13)	2,171,000	*	-0-	63,591	*
Bankers Life Insurance Company of New York (30)	100,000	*	-0-	2,929	*
Bay County PERS (29)	125,000	*	-0-	3,661	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
BBT Fund, L.P. (14)	6,000,000	*	-0-	175,747	*
BCS Life Insurance (7)	530,000	*	-0-	15,524	*
Blue Cross Blue Shield of Delaware (9)	145,000	*	-0-	4,247	*
Blue Cross Blue Shield of Louisiana (7)	650,000	*	-0-	19,039	*
Boilermaker—Blacksmith Pension Trust (9)	800,000	*	-0-	23,432	*
British Virgin Islands Social Security Board (6)	105,000	*	-0-	3,075	*
California Wellness Foundation (9)	230,000	*	-0-	6,736	*
CareFirst BlueChoice, Inc. (9)	125,000	*	-0-	3,661	*
CareFirst of Maryland, Inc. (9)	400,000	*	-0-	11,716	*
CEMEX Pension Plan (9)	75,000	*	-0-	2,196	*
Century National Insurance Company (7)	750,000	*	-0-	21,968	*
Chrysler Insurance Co. (7)	1,400,000	*	-0-	41,007	*
Citigroup Global Markets (S.A.A.) (13)	6,221,000	*	-0-	182,220	*
City and County of San Francisco Retirement System (6)	891,000	*	-0-	26,098	*
City of Birmingham Retirement & Relief System (9)	1,300,000	*	-0-	38,078	*
City of New Orleans (6)	242,000	*	-0-	7,088	*
City University of New York (6)	179,000	*	-0-	5,243	*
Concentrated Alpha Partners, L.P. (14)	1,500,000	*	-0-	43,936	*
Credit Suisse First Boston LLC (13)	4,775,000	*	-0-	139,865	*
CSA Fraternal Life (7)	30,000	*	-0-	878	*
DBAG London (11)(27)	11,000,000	1.6%	-0-	322,203	*
Delaware Public Employee Retirement System (6)	1,755,000	*	-0-	51,406	*
Delta Airlines Master Trust (9)	760,000	*	-0-	22,261	*
Delta Pilots Disability and Survivorship Trust (9)	130,000	*	-0-	3,807	*
DKR Soundshore Oasis Holding Fund Ltd. (8)	33,000,000	4.8%	-0-	966,609	*
Dodeca Fund, L.P. (30)	1,950,000	*	-0-	57,117	*
Dorinco Reinsurance Company (9)	450,000	*	-0-	13,181	*
Dylan (IMA) Ltd (33)	4,500,000	*	-0-	131,810	*
Federated Rural Electric Insurance Exchange (7)	270,000	*	-0-	7,908	*
First Trenton Indemnity Company (40)	118,000	*	-0-	3,456	*
Fondren Foundation (The) (9)	85,000	*	-0-	2,489	*
FreeState Health Plan, Inc. (9)	46,000	*	-0-	1,347	*
FrontPoint Convertible Arbitrage Fund, L.P. (31)	2,000,000	*	-0-	58,582	*
General Motors Welfare Benefit Trust (28)	3,000,000	*	-0-	87,873	*
Georgia Municipal (6)	827,000	*	-0-	24,223	*
GLG Market Neutral Fund	20,000,000	2.9%	-0-	585,824	*
Global Bermuda Limited Partnership (39)	5,500,000	*	-0-	161,101	*
Goodville Mutual Casualty Company (7)	110,000	*	-0-	3,222	*
Government of Singapore Investment Corporation Pte Ltd.	2,500,000	*	1,075,022	73,228	*
Grable Foundation (6)	106,000	*	-0-	3,104	*
Grady Hospital Foundation (6)	157,000	*	-0-	4,598	*
Grange Mutual Casualty Company (7)	360,000	*	-0-	10,544	*
Greek Catholic Union of the USA (9)	30,000	*	-0-	878	*
Group Hospitalization and Medical Services, Inc. (9)	510,000	*	-0-	14,938	*
Guaranty Income Life Insurance (7)	430,000	*	-0-	12,595	*
Guggenheim Portfolio Co. XV, LLC (16)	1,000,000	*	-0-	29,291	*
HBK Master Fund L.P. (11) (17)	12,000,000	1.7%	8,500	351,494	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
HFR CA Select Fund (7)	800,000	*	-0-	23,432	*
Highbridge International LLC (11)(32)	35,000,000	5.0%	-0-	1,025,192	*
IL Annuity and Insurance Company (30)	17,400,000	2.5%	-0-	509,666	*
Independence Blue Cross (6)	496,000	*	-0-	14,528	*
Indiana Lumbermens Mutual Insurance Company (7)	300,000	*	-0-	8,787	*
Inflective Convertible Opportunity Fund I, LP (30)	50,000	*	-0-	1,464	*
Integrity Mutual Insurance Company (7)	350,000	*	-0-	10,251	*
Jefferies & Company Inc. (15)	3,000	*	-0-	87	*
John Deere Pension Trust (28)	1,000,000	*	-0-	29,291	*
KBC Financial Products USA Inc. (26)	4,800,000	*	-0-	140,597	*
Kettering Medical Center Funded Depreciation Account (9)	80,000	*	-0-	2,343	*
Knoxville Utilities Board Retirement System (9)	75,000	*	-0-	2,196	*
Koch Industries Inc. Master Pension Trust (7)	300,000	*	-0-	8,787	*
Lakeshore International Limited (39)	22,000,000	3.2%	-0-	644,406	*
Laurel Ridge Capital, LP (18)	3,000,000	*	-0-	87,873	*
LDG Limited (19)	1,168,000	*	-0-	34,212	*
Lexington Vantage Fund (19)	245,000	*	-0-	7,176	*
Lighthouse Multi-Strategy Master Fund Ltd. (11) (20)	500,000	*	-0-	14,645	*
Louisiana CCRF (11)(12)	195,000	*	-0-	5,711	*
Lydian Global Opportunities Master Fund Ltd (33)	9,000,000	1.3%	-0-	263,620	*
Lydian Overseas Partners Master Fund Ltd (33)	25,000,000	3.6%	-0-	732,280	*
Lyxor Master Fund Arbitex (11)(41)	400,000	*	-0-	11,716	*
Macomb County Employees’ Retirement System (9)	170,000	*	-0-	4,979	*
Man Convertible Bond Master Fund Ltd. (34)	7,247,000	1.0%	-0-	212,273	*
Managed Assets Trust (40)	400,000	*	-0-	11,716	*
McMahan Securities Co. (13)	1,000,000	*	-0-	29,291	*
Medico Life Insurance Co. (7)	400,000	*	-0-	11,716	*
Merrill Lynch Insurance Group (6)	397,000	*	-0-	11,628	*
Michigan Mutual Insurance Company (7)	1,000,000	*	-0-	29,291	*
Middle Cities Risk Management Trust (7)	120,000	*	-0-	3,514	*
Municipal Employees (6)	283,000	*	-0-	8,289	*
Mutual Protective Insurance Co. (7)	800,000	*	-0-	23,432	*
National Benefit Life Insurance Company (11)(40)	39,000	*	-0-	1,142	*
New Era Life Insurance Co. (7)	300,000	*	-0-	8,787	*
New Orleans Firefighters Pension/Relief Fund (6)	161,000	*	-0-	4,715	*
Nomura Securities International, Inc. (13)(35)	41,000,000	5.9%	-0-	1,200,939	*
Northern Income Equity Fund	3,000,000	*	-0-	87,873	*
Nuvien Preferred & Convertible Fund JQC (11)(12)	7,000,000	*	-0-	205,038	*
Nuvien Preferred & Convertible Income Fund JPC (11)(12)	6,435,000	*	-0-	188,488	*
Occidental Petroleum Corporation (6)	319,000	*	-0-	9,343	*
Ohio Bureau of Workers Compensation (6)	215,000	*	-0-	6,297	*
Oppenheimer Convertible Securities Fund (11)	4,000,000	*	-0-	117,164	*
OZ Master Fund, Ltd. (21)	11,500,000	1.7%	-0-	336,848	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
Peoples Benefit Life Insurance Company Teamsters (28)	8,000,000	1.2%	-0-	234,329	*
Philanthropic Mutual Life Insurance Co. (7)	80,000	*	-0-	2,343	*
Physicians Life Insurance Co. (7)	1,200,000	*	-0-	35,149	*
Physicians’ Reciprocal Insurers Account #7 (9)	1,550,000	*	-0-	45,401	*
Plcxus Fund Ltd (36)	12,500,000	1.8%	-0-	366,140	*
Policeman and Fireman Retirement System of the City of Detroit (6)	667,000	*	-0-	19,537	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union (9)	350,000	*	-0-	10,251	*
Premera Blue Cross (7)	2,000,000	*	-0-	58,582	*
Premier Insurance Company of Massachusetts (40)	103,000	*	-0-	3,016	*
Primerica Life Insurance Company (11)(40)	388,000	*	-0-	11,364	*
Prisma Foundation (9)	50,000	*	-0-	1,464	*
Pro-Mutual (6)	891,000	*	-0-	26,098	*
Quest Global Convertible Master Fund, Ltd. (11) (22)	2,500,000	*	-0-	73,228	*
Quincy Mutual Life Insurance Co. (7)	700,000	*	-0-	20,503	*
Ramius Capital Group (11) (16)	1,500,000	*	-0-	43,936	*
Ramius LP (11) (16)	150,000	*	-0-	4,393	*
Ramius Master Fund LTD (11) (16)	12,825,000	1.9%	-0-	375,659	*
Ramius Partners II, LP (11) (16)	400,000	*	-0-	11,716	*
RCG Baldwin LP (11) (16)	1,000,000	*	-0-	29,291	*
RCG Halifax Master Fund (11) (16)	500,000	*	-0-	14,645	*
RCG Latitude Master Fund LTD (11) (16)	11,625,000	1.7%	-0-	340,510	*
RCG Multi Strategy Master Fund, Ltd (11) (16)	1,750,000	*	-0-	51,259	*
Retail Clerks Pension Trust (28)	2,500,00	*	-0-	73,228	*
Retail Clerks Pension Trust #2 (28)	1,000,000	*	-0-	29,291	*
SAM Investments, LDC (23)	50,000,000	7.2%	-0-	1,464,560	*
San Diego County Employee Retirement System (7)	2,200,000	*	-0-	64,440	*
San Francisco Employees’ Retirement System (7)	2,600,000	*	-0-	76,157	*
SDCERA Convertible Arbitrage (7)	2,200,000	*	-0-	64,440	*
Siemens Convertible Global Markets (37)	1,750,000	*	-0-	51,259	*
Southern Farm Bureau Life Insurance (11) (12)	815,000	*	-0-	23,872	*
Sphinx Fund (19)	423,000	*	-0-	12,390	*
SPT. (9)	1,000,000	*	-0-	29,291	*
St. Albans Partners Ltd. (28)	14,500,000	2.1%	-0-	424,722	*
St. Thomas Trading Ltd. (11)(34)	13,753,000	1.9%	-0-	402,841	*
Standard Fire Insurance Company (40)	778,000	*	-0-	22,788	*
Standard Mutual Insurance Co. (7)	270,000	*	-0-	7,908	*
State of Maryland Retirement Agency (6)	3,803,000	*	-0-	111,394	*
Teachers Insurance and Annuity Association of America (42)	16,000,000	2.3%	-0-	468,659	*
Texas Builders Insurance Co. (7)	100,000	*	-0-	2,929	*
Thrivent Financial for Lutherans (11)	3,000,000	*	-0-	87,873	*
TQA Master Fund, Ltd. (19)	14,917,000	2.2%	-0-	436,936	*
TQA Master Plus Fund, Ltd. (19)	14,301,000	2.1%	-0-	418,893	*
TQA Special Opportunities Master Fund, Ltd. (19)	1,900,000	*	-0-	55,653	*
Travelers Casualty and Surety Company of Illinois (40)	679,000	*	-0-	19,888	*
Travelers Indemnity Company (40)	777,000	*	-0-	22,759	*
Travlers Insurance Company—Life (11)(40)	2,739,000	*	-0-	80,228	*
Travelers Insurance Company Separate Account TLAC (11)(40)	78,000	*	-0-	2,284	*
Travelers Life and Annuity Company (11)(40)	200,000	*	-0-	5,858	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
Travelers Series Trust Convertible Bond Portfolio (40)	951,000	*	-0-	27,855	*
Trustmark Insurance (6)	404,000	*	-0-	11,833	*
Union Carbide Retirement Account (9)	680,000	*	-0-	19,918	*
United Healthcare Insurance Company (40)	750,000	*	-0-	21,968	*
Univar USA Inc. Retirement Plan (9)	170,000	*	-0-	4,979	*
Waterstone Market Neutral Offshore Fund LP (24)	203,000	*	-0-	5,946	*
Waterstone Market Neutral Offshore Fund Ltd. (24)	797,000	*	-0-	23,345	*
Westward Insurance Co. (7)	20,000	*	-0-	585	*
Wilmington Trust Company as Owner Trustee for the Forestal Funding Master Trust (25)	5,000,000	*	-0-	146,456	*
Xavex Convertible Arbitrage 5 Fund (16)	1,250,000	*	-0-	36,614	*
Xavex Convertible Arbitrage 7 Fund (19)	2,648,000	*	-0-	77,563	*
Yield Strategies Fund I, L.P. (28)	8,000,000	1.1%	-0-	234,329	*
Yield Strategies Fund II, L.P. (28)	3,000,000	*	-0-	87,873	*
Zazove Convertible Arbitrage Fund, L.P. (7)	5,000,000	*	-0-	146,456	*
Zazove Convertible Securities Fund, Inc. (7)	750,000	*	-0-	21,968	*
Zazove Hedged Convertible Fund, L.P. (7)	4,250,000	*	-0-	124,487	*
Zazove Income Fund, L.P. (7)	3,150,000	*	-0-	92,267	*
Zurich Institutional Benchmarks Master Fund, Ltd. (19)	1,681,000	*	-0-	49,238	*
Zurich Institutional Benchmarks Master Fund Ltd. (38)	2,300,000	*	-0-	67,369	*
All other holders of notes or future transferees, pledgees or donees of such holders (4) (5)	63,610,000	9.2%	-0-	1,863,213	*

TOTAL	$690,000,000	100%	1,083,522	20,210,929	4.2%

*	Less than one percent.
(1)	Does not include shares of common stock issuable upon conversion of the notes.
(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 29.2912 shares per $1,000 principal amount of the notes and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.
(3)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 479,840,960 shares of common stock outstanding on September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the notes. However, we did not assume the conversion of any other holder’s notes.
(4)	We will identify additional selling security holders, if any, by post-effective amendment before they offer or sell their securities.
(5)	Assumes that the unnamed holders of notes or any future transferees, pledgees or donees of or from any such unnamed holder do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(6)	Paul Latronica has voting and investment control over the securities that this selling security holder beneficially owns.
(7)	Gene Pretti has voting and investment control over the securities that this selling security holder beneficially owns.
(8)	Seth Fischer has voting and investment control over the securities that this selling security holder beneficially owns.
(9)	Nick Calamos has voting and investment control over the securities that this selling security holder beneficially owns.
(10)	Clark Hunt, Jon Bren, and Ken Tananbaum have voting and investment control over the securities that this selling security holder beneficially owns.
(11)	This selling security holder is an affiliate of a registered broker-dealer. This selling security holder purchased the securities with the expectation of reselling the securities in the ordinary course of business. This selling security holder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.
(12)	Ann Houlihan has voting and investment control over the securities that this selling security holder beneficially owns.
(13)	Such selling security holder is a broker-dealer, and is, under interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act. We have received assurances that such selling security holder acquired its securities in the ordinary course of business and, at the time of the purchase of the securities, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(14)	Brian McVeigh has voting and investment control over the securities that this selling security holder beneficially owns.

(15)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and investment control over the securities that this selling security holder beneficially owns.
(16)	Alex Adair has voting and investment control over the securities that this selling security holder beneficially owns.
(17)	HBK Investments L.P. may be deemed to have sole voting power and sole dispositive power over the securities held by HBK Master Fund L.P. pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. The following individuals have control over HBK Investments L.P.: Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar.
(18)	Van Hguygen, John Illuzzi, Andrew Mitchell, Nat Newlin, Tim Walton and Yenkatesh Reddy have voting and investment control over the securities that this selling security holder beneficially owns.
(19)	Bob Butman, John Idone, Paul Bucci, George Esser and Bart Tesoriero have voting and investment control over the securities that this selling security holder beneficially owns.
(20)	Frank Campana has voting and investment control over the securities that this selling security holder beneficially owns.
(21)	Daniel S. Och has voting and investment control over the securities that this selling security holder beneficially owns.
(22)	Frank Campana and James Doolin have voting and investment control over the securities that this selling security holder beneficially owns.
(23)	Ron Santella has voting and investment control over the securities that this selling security holder beneficially owns.
(24)	Shawn Bergerson has voting and investment control over the securities that this selling security holder beneficially owns.
(25)	Mary Kay Pupillo has voting and investment control over the securities that this selling security holder beneficially owns.
(26)	Luke Edward has voting and investment control over the securities that this selling security holder beneficially owns.
(27)	Dan Azzi has voting and investment control over the securities that this selling security holder beneficially owns.
(28)	Alex Lach has voting and investment control over the securities that this selling security holder beneficially owns.
(29)	Don Morgan as Portfolio Manager has voting and investment control over the securities that this selling security holder beneficially owns.
(30)	Thomas J. Ray has voting and investment control over the securities that this selling security holder beneficially owns.
(31)	Arthur Lev, Julio Garcia, Phil Duff and Paul Ghaffari have voting and investment control over the securities that this selling security holder beneficially owns.
(32)	Glen Dubin and Henry Swieca have voting and investment control over the securities that this selling security holder beneficially owns.
(33)	David Friezo has voting and investment control over the securities that this selling security holder beneficially owns.
(34)	J.T. Hansen and John Null have voting and investment control over the securities that this selling security holder beneficially owns.
(35)	Robert Citrino has voting and investment control over the securities that this selling security holder beneficially owns.
(36)	Michael Whitehouse, as managing member of Plexus Partners LLP, has voting and investment control over the securities that this selling security holder beneficially owns.
(37)	David Treadwell, Aken Loye, and Stephan Gaude have voting and investment control over the securities that this selling security holder beneficially owns.
(38)	Gene Pretti, a Portfolio Manager with Zazove Associates, L.L.C., has voting and investment control over the securities that this selling security holder beneficially owns.
(39)	Mike Frey and John Brandenbourg have voting and investment control over the securities that this selling security holder beneficially owns.
(40)	Matthew J. McInerny has voting and investment control over the securities that this selling security holder beneficially owns.
(41)	Clark Hunt, Johnathan Bren, Ken Tanabaum have voting and investment control over the securities that this selling security holder beneficially owns.
(42)	Edward Toy has voting and investment control over the securities that this selling security holder beneficially owns.

The preceding table has been prepared based upon the information furnished to us by the selling security holders. The selling security holders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act of 1933. Information concerning the selling security holders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion thereof that will be held by the selling security holders upon the termination of this offering because the selling security holders may offer some or all of their notes or common stock pursuant to the offering contemplated by this prospectus. See “Plan of Distribution.”

To our knowledge, other than their ownership of the securities described above, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the common stock offered by this prospectus. The aggregate proceeds to the selling security holders from the sale of the notes or common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling security holder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

The notes and the common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling security holders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling security holders or the purchasers of the notes and the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes and the common stock by selling security holders and any discounts, commissions or agent’s commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling security holders who are “underwriters” within the meaning of the Securities Act of 1933 will be subject to prospectus delivery requirements of the Securities Act of 1933. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to certain statutory liabilities of the Securities Act of 1933 and the Securities Exchange Act of 1934. If the notes and the common stock are sold through underwriters, broker-dealers or agents, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale,

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling security holders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the common stock issuable upon conversion thereof or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes or the common stock in the course of hedging their positions, sell the notes and common stock short and deliver the notes and common stock to close out short positions, loan or pledge notes or the common stock to broker-dealers or other financial institutions that in turn may sell the notes and the common stock, enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes or the common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling security holders.

Our common stock trades on the New York Stock Exchange and the London Stock Exchange under the symbol “EDS.” We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors—Risks Related to the Notes—An Active Trading Market May Not Develop for the Notes.”

There can be no assurance that any selling security holder will sell any or all of the notes or the common stock pursuant to this prospectus. Further, we cannot assure you that any such selling security holder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling security holders and any other person participating in the sale of notes or the common stock will be subject to the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling security holders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed. This may affect the marketability of the notes and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock.

We have agreed to indemnify the selling security holders against certain liabilities, including liabilities under the Securities Act of 1933.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF SECURITIES

The validity of the notes and the common stock issuable upon conversion thereof will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. James A. Baker, III, a partner of Baker Botts, L.L.P., is a member of our board of directors.

EXPERTS

The consolidated financial statements and schedule of EDS as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph for EDS’ adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets.

NON-GAAP FINANCIAL MEASURES

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference in this prospectus, contains information about free cash flow, which is a non-GAAP financial measure. We reported free cash flow of $330 million, $197 million and $1,015 million for the years ended December 31, 2000, 2001 and 2002, respectively. During those periods, free cash flow was measured as net cash provided by operating activities, less capital expenditures. Capital expenditures for those periods was net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments related to acquisitions, net of cash acquired, and payments for purchases of marketable securities. Free cash flow for 2000, 2001 and 2002 referenced above reflects net cash provided by operating activities of $1,559 million, $1,722 million and $2,246 million, respectively, less capital expenditures of $1,229 million, $1,525 million and $1,231 million, respectively. We report free cash flow to enable investors to differentiate between cash generated by our ongoing business operations and cash generated or used by events or transactions unrelated to those operations. Free cash flow is also used by management in establishing internal performance targets.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by Electronic Data Systems Corporation (“EDS”) in connection with the offering described in this Registration Statement.

SEC registration fee	$55,821
Printing expense	20,000
Accounting fees and expenses	10,000
Legal fees and expenses	50,000
Trustee fees and expenses	10,000
Miscellaneous	4,179

Total	$150,000

Item 15.    Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if he acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 145(a) and (b), or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection therewith.

Section l45(d) of the DGCL provides that any indemnification under Sections 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section l45(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145.

Restated Certificate of Incorporation

Article Seventh of the Restated Certificate of Incorporation of EDS provides that no director of EDS shall be personally liable to EDS or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director; provided, however, that such Article Seventh does not eliminate or limit the liability of a director (l) for any breach of such director’s duty of loyalty to EDS or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which relates to certain unlawful dividend payments or stock purchases or redemptions), as the same exists or may hereafter be amended, supplemented or replaced, or (4) for a transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of EDS, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Furthermore, any repeal or modification of Article Seventh of the Restated Certificate of Incorporation by the stockholders of EDS shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of EDS existing at the time of such repeal or modification.

Amended and Restated Bylaws

Article VI of the Amended and Restated Bylaws of EDS provides that (1) EDS shall indemnify to the fullest extent permitted by Section 145 of the DGCL each person who at any time shall serve or shall have served as a director, officer, employee or agent of EDS, or any person who, while a director, officer or employee of EDS, is or was serving at the written request of EDS (in accordance with written procedures adopted from time to time by the Board of Directors of EDS) as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, (2) EDS shall advance expenses incurred by a person who is a current or former director of EDS or a current officer of EDS, and (3) EDS shall advance expenses to current and former employees and former officers, subject to the right of EDS to refuse to advance expenses if the known facts indicate that such person acted in bad faith or otherwise not in the best interests of EDS.

Indemnification Agreements

EDS has entered into Indemnification Agreements (the “Indemnification Agreements”) with its directors and certain of its officers, (the “Indemnitees”). Under the terms of the Indemnification Agreements, EDS has generally agreed to indemnify, and advance expenses to, each Indemnitee to the fullest extent permitted by applicable law on the date of such agreements and to such greater extent as applicable law may thereafter permit. In addition, the Indemnification Agreements contain specific provisions pursuant to which we have agreed to indemnify each Indemnitee (i) if such person is, by reason of his or her status as a director, nominee for director, officer, agent or fiduciary of EDS or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which the person was serving at the request of EDS (any such status being hereinafter referred to as a “Corporate Status”), made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation or other proceeding (each, a “Proceeding”), other than a Proceeding by or in the right of EDS, (ii) if such person is, by reason of his or her Corporate Status, made or threatened to be made a party to any Proceeding brought by or in the right of EDS to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter in such Proceeding as to which such Indemnitee shall have been adjudged to be liable to EDS if applicable law prohibits such indemnification (unless and only to the extent that a court shall otherwise determine), (iii) against expenses actually and reasonably incurred by such person or on his or her behalf in connection with any Proceeding to which such Indemnitee was or is a party by reason of his or her Corporate Status and in which such Indemnitee is successful, on the merits or otherwise, (iv) against expenses actually and reasonably incurred by such person or on his or her behalf in connection with a Proceeding to the extent that such Indemnitee is, by reason of his or her Corporate Status, a witness or otherwise participates in any Proceeding at a time when such person is not a party in the Proceeding and (v) against expenses actually and reasonably incurred by such person in any judicial adjudication of or any award in arbitration to enforce his or her rights under the Indemnification Agreements.

Furthermore, under the terms of the Indemnification Agreements, EDS has agreed to pay all reasonable expenses incurred by or on behalf of an Indemnitee in connection with any Proceeding, whether brought by or in the right of EDS or otherwise, in advance of any determination with respect to entitlement to indemnification and within 15 days after the receipt by EDS of a written request from such Indemnitee for such payment. In the Indemnification Agreements, each Indemnitee has agreed that he or she will reimburse and repay EDS for any expenses so advanced to the extent that it shall ultimately be determined that he or she is not entitled to be indemnified by EDS against such expenses.

The Indemnification Agreements also include provisions that specify the procedures and presumptions which are to be employed to determine whether an Indemnitee is entitled to indemnification thereunder. In some cases, the nature of the procedures specified in the Indemnification Agreements varies depending on whether there has occurred a “Change in Control” (as defined in the Indemnification Agreements) of EDS.

Insurance

EDS has obtained and intends to maintain in effect directors’ and officers’ liability insurance policies providing customary coverage for its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of EDS.

The above discussion of EDS’ Restated Certificate of Incorporation and Amended and Restated Bylaws, the Indemnification Agreements and Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by such documents and statute.

Item 16.    Exhibits.

Exhibit Number		Exhibit

3.1		Restated Certificate of Incorporation of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3(a) to our Current Report on Form 8-K dated June 7, 1996).

3.2		Amended and Restated Bylaws of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3 to the amendment to our Registration Statement on Form 8-A dated April 24, 2003).

4.1		Indenture, dated August 12, 1996, between Electronic Data Systems Corporation and JPMorgan Chase Bank (formerly Chase Bank of Texas, National Association and Texas Commerce Bank, National Association), as Trustee (incorporated herein by reference to Exhibit 4 to our Registration Statement on Form S-3 (Registration No. 333-10145)).

4.2		Fourth Supplemental Indenture, dated as of June 30, 2003, between Electronic Data Systems Corporation and JPMorgan Chase Bank (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

4.3	*	Registration Rights Agreement, dated as of June 30, 2003, among Electronic Data Systems Corporation, Banc of America Securities LLC and Citigroup Global Markets Inc.

4.4		Rights Agreement, dated March 12, 1996, between Electronic Data Systems Corporation and the Bank of New York, as Rights Agent, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 4(c) to our Registration Statement on Form S-4 (Registration No. 333-02543)).

4.5		First Amendment to Rights Agreement, dated as of April 22, 2003, between Electronic Data Systems Corporation and American Stock Transfer & Trust Company, as successor Rights Agent (incorporated herein by reference to Exhibit 4.2 to our Current Report on Form 8-K dated April 22, 2003).

5.1	*	Opinion of Baker Botts L.L.P.

8.1	*	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1	*	Computation of ratio of earnings to fixed charges.

23.1		Consent of KPMG LLP, independent auditors.

23.2	*	Consent of Baker Botts L.L.P.

23.3	*	Consent of Baker Botts L.L.P.

24.1	*	Power of Attorney.

25.1	*	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of JPMorgan Chase Bank, as trustee under the Indenture on Form T-1.

*	Previously filed.

Item 17.    Undertakings.

(a)    The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Plano, State of Texas, on the 24th day of December, 2003.

ELECTRONIC DATA SYSTEMS CORPORATION

By:	/s/ D. GILBERT FRIEDLANDER
D. Gilbert Friedlander Executive Vice President, General Counsel and Secretary

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

* Michael H. Jordan	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	December 24, 2003

* Jeffrey M. Heller	President, Chief Operating Officer and Director	December 24, 2003

* Robert H. Swan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 24, 2003

/s/ SCOT H. MCDONALD Scot H. McDonald	Vice President and Controller (Principal Accounting Officer)	December 24, 2003

* James A. Baker, III	Director	December 24, 2003

* Roger A. Enrico	Director	December 24, 2003

* William H. Gray, III	Director	December 24, 2003

* Ray J. Groves	Director	December 24, 2003

* Fred Hassan	Director	December 24, 2003

* Ray L. Hunt	Director	December 24, 2003

Signature	Title	Date

* C. Robert Kidder	Director	December 24, 2003

* Judith Rodin	Director	December 24, 2003

*By:	/s/ D. GILBERT FRIEDLANDER
Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit Number		Exhibit
3.1		Restated Certificate of Incorporation of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3(a) to our Current Report on Form 8-K dated June 7, 1996).

3.2		Amended and Restated Bylaws of Electronic Data Systems Corporation (incorporated herein by reference to Exhibit 3 to the amendment to our Registration Statement on Form 8-A dated April 24, 2003).

4.1		Indenture, dated August 12, 1996, between Electronic Data Systems Corporation and JPMorgan Chase Bank (formerly Chase Bank of Texas, National Association and Texas Commerce Bank, National Association), as Trustee (incorporated herein by reference to Exhibit 4 to our Registration Statement on Form S-3 (Registration No. 333-10145)).

4.2		Fourth Supplemental Indenture, dated as of June 30, 2003, between Electronic Data Systems Corporation and JPMorgan Chase Bank (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

4.3	*	Registration Rights Agreement, dated as of June 30, 2003, among Electronic Data Systems Corporation, Banc of America Securities LLC and Citigroup Global Markets Inc.

4.4		Rights Agreement, dated March 12, 1996, between Electronic Data Systems Corporation and the Bank of New York, as Rights Agent, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 4(c) to our Registration Statement on Form S-4 (Registration No. 333-02543)).

4.5		First Amendment to Rights Agreement, dated as of April 22, 2003, between Electronic Data Systems Corporation and American Stock Transfer & Trust Company, as successor Rights Agent (incorporated herein by reference to Exhibit 4.2 to our Current Report on Form 8-K dated April 22, 2003).

5.1	*	Opinion of Baker Botts L.L.P.

8.1	*	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1	*	Computation of ratio of earnings to fixed charges.

23.1		Consent of KPMG LLP, independent auditors.

23.2	*	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1).

23.3	*	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1).

24.1	*	Power of Attorney (included on the signature page of the Registration Statement).

25.1	*	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of JPMorgan Chase Bank, as trustee under the Indenture on Form T-1.

*	Previously filed.